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                             March 27, 2024

       William Lei Ding
       Chief Executive Officer
       NetEase, Inc.
       NetEase Building
       No. 599 Wangshang Road
       Binjiang District, Hangzhou, 310052
       People   s Republic of China

                                                        Re: NetEase, Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Response dated
September 22, 2023
                                                            File No. 000-30666

       Dear William Lei Ding:

              We have reviewed your September 22, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       General

   1.                                                   We note your September
22, 2023 response to the staff   s questions about your treatment
                                                        of certain deposit
arrangements    with original maturities of twelve months or fewer    for
                                                        purposes of Rule 3a-1
under the Investment Company Act of 1940, as amended
                                                        (   Company Act   ).
Please note that, based on your description of such assets, we do not necessarily agree with
your view that the deposit arrangements may be treated as    cash
                                                        items    for purposes
of Rule 3a-1. Please supplement the risk factor in your June 30, 2023 response regarding the
company   s status under the Company Act to reflect the foregoing
                                                        and provide us with the
proposed disclosures that you will include in future filings.
 William Lei Ding
FirstName  LastNameWilliam Lei Ding
NetEase, Inc.
Comapany
March      NameNetEase, Inc.
       27, 2024
March2 27, 2024 Page 2
Page
FirstName LastName
       Please contact Megan Akst at 202-551-3407 or Christine Dietz at 202-551-3408 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology